Contact

www.linkedin.com/in/stacysnyderla
(LinkedIn)
www.StacySnyderLA.com
(Company)
www.imdb.com/name/nm3984921/
(Other)

Top Skills

Mood

Color

Lighting

Languages

English (Native or Bilingual)

Sign Languages (Limited Working)

Certifications

SCUBA Open Water Dive
Certification

Stacy Snyder

Co-founder of Mooncastle Films, Producer, Actress
Los Angeles Metropolitan Area

Summary

I am a seasoned feature film producer centering women and underrepresented groups in story, cast, and crew. My last feature had 50% female crew and 62% women and underrepresented groups across the entire film team.

With 9+ years of strategic leadership and operational experience across multiple sectors, I am able to apply best practices in the entertainment space as an effective, insightful, and communicative producer who can deliver to both creative and financial stakeholders.

I have consistently exceeded budgetary and performance goals and I am adept at achieving maximum operational output with minimal resource expenditure. Professional focal points include process improvement, revenue growth strategies, strategic partnerships, quality control, customer service, problem-solving, and negotiation. Delivering superior administration on the latter areas of expertise requires utilization of effective communication skills, business acumen, systems analysis, cross-functional collaboration, team leadership, and resource management to support efficiency and maximum returns.

Colleagues describe me as a progressive, driven, down-to-earth, technical and strategic expert who can be relied on to offer superior solutions that deliver profitable results on time and under budget.

I am interested in contacting former colleagues as well as other professionals in my field. Feel free to contact me through this profile if you wish to connect!

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Experience

Mooncastle Films
Co-Founder, Producer
August 2021 - Present (2 years 10 months)

Los Angeles Metropolitan Area

Development, production, and distribution of horror feature films with an emphasis on new stories and inclusion above- and below-the-line.

BRIC Foundation
DEIA Summit Producer
August 2021 - Present (2 years 10 months)
Los Angeles, California, United States

Producer of the BRIC Foundation Annual Summit, a two-day event that brings industry leaders in entertainment, media, tech, government, non-profit, and education together to increase representation and access to the entertainment industry. BRIC increases representation in entertainment by giving people an equal standing to enter the workforce and supporting current employees into leadership positions.

Boredwalk
Director Of Operations
April 2021 - December 2021 (9 months)
Los Angeles Metropolitan Area

•Shaved costs by 39.43% off most popular stock by negotiating with vendor and implementing cost savings tactics.
• Improved staff performance by over 15% in three key areas by implementing KPIs, data-driven productivity tracking, and regular staff performance reviews.
• Spearheaded documentation of all company processes to prepare the owners to sell the company.
• Identified systems improvements that streamlined and automated daily tasks for workflow improvement, reducing order management time by 33%.
• Ended company spending of bloated overtime dollars within my first month of employment, effectively saving the company one payroll cycle from the year.
• Recovered tens of thousands of dollars in vendor returns.
• Hired, trained, and mentored supervisors and staff.

Layla Martin
3 years 10 months

Director Of Operations
May 2018 - April 2021 (3 years)
Remote

• Own the company-wide roadmap, conceptualizing and implementing operational, product, financial, and technological initiatives.

• Grew product sales by 89% over three years by leveraging strategic product innovations through establishing scaling ability, UX and funnel improvements.
• Surpassed sales quotas by 72% after launching subscription-based e-learning product.
• Pilot DEI initiatives to promote anti-racism, LGBTQ+ and gender non-conforming equity, and neurodiversity inclusion.
• Ensure organizational commitment to legal compliance, commitment to insurance, and quality control.
• Oversee all financial aspects, including P&L, tax, accounting, budgeting, and payroll.

Operations Manager
July 2017 - May 2018 (11 months)
Remote

• Grew company revenue by 30% through operational efficiency and streamlining.

Ninth Temple
Founder
November 2016 - September 2018 (1 year 11 months)
Los Angeles

• Founded e-commerce jewelry company, determining operational capacities, mission, and strategy.
• Handled multiple product lines from market research to manufacturing, marketing, etc.

Actors Marketing Services
Founder
August 2016 - May 2018 (1 year 10 months)
Greater Los Angeles Area

• Shaped actor clients' branding and marketing: brand style book, creating marketing assets, unique strategies, and mailing lists.
• Scaled the organization; trained employees to work with clients; managed company growth and affiliates.

Blue Plate Restaurant Group
Chief Administrative Officer
June 2015 - November 2016 (1 year 6 months)
Santa Monica, CA

• Reduced IT costs by 45% through management and execution of a POS overhaul across four locations.

• Increased sales volume by introducing online ordering and coordinating a food delivery system.

Saken Sports Camp
Director of Operations
December 2012 - May 2015 (2 years 6 months)
Beverly Hills, CA

• Implemented a CRM systems that replaced paper tracking and led to hefty operational cost reduction.
• Established and shaped online presence and self-service enrollment.
• Piloted all digital marketing efforts, including campaign coordination and launches.

Education

Chapman University
Bachelor's Degree, Theatre/Theater · (2006 - 2010)

Ironwood Ridge High School
High School · (2006)